Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142712 and Registration Statement No. 333-55836 on Forms S-8, and Registration Statement No. 333-116972, as amended, on Form S-3, of our reports dated December 14, 2010, relating to the consolidated financial statements and financial statement schedule of The Pantry, Inc. (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of the updated provisions of Accounting Standards Codification section “Debt with Conversion and Other Options”), and the effectiveness of The Pantry, Inc.’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of The Pantry, Inc., for the fiscal year ended September 30, 2010.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina

December 14, 2010